FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 21, 2006
Provident Energy Trust (Translation of registrant's name into English)
700, 112 - 4th Ave, S.W. ; Calgary, AB; T2P 0H3 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	.........	Form 40-F	...X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	........	No	...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Provident Energy Provides 2005 Tax Information

NEWS RELEASE NUMBER 05-06	February 21, 2006

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) today provides 2005 Tax information.

2005 Canadian Unitholder Tax Information

Provident Energy has determined that for Canadian unitholders, distributions paid in 2005 are to be 76.5 percent taxable and 23.5 percent tax deferred return of capital (ROC).

Canadian unitholders holding their Provident investment in a Registered Retirement Savings Plan, Registered Retirement Income Fund or Deferred Profit Savings Plan should not report any income related to distributions on their 2005 income tax return. Unitholders holding their units outside such plans will receive a T3 Supplementary Information slip (T3), postmarked on or before March 31, 2006. Provident’s Canadian registered unitholders should receive a T3 from Provident’s transfer agent, Computershare Trust Company of Canada. Unitholders that hold their units through a broker or other intermediary should receive a T3 directly from their broker or intermediary and not from Provident or Provident’s transfer agent. Unitholders are to report the taxable portion of distributions as “other income” on their 2005 income tax return.

Canadian unitholders are required to reduce the adjusted cost base (ACB) of their trust units by an amount equal to the tax deferred portion of the distributions. The ACB is used to calculate capital gains or losses on the disposition of trust units. An ACB calculator can be found on Provident Energy’s website at www.providentenergy.com that can assist Canadian unitholders in this calculation.

2005 U.S. Unitholder Tax Information

Provident Energy has determined that distributions received by U.S. resident unitholders in 2005 are classified to be 94.35 percent qualified dividend and 5.65 percent tax deferred return of capital. The tax deferred portion should be treated as an adjustment to the cost base of the units.

For U.S. federal income tax reporting purposes Provident is considered a corporation. As a corporation, Provident distributions to U.S. unitholders can be considered “qualified dividends” as determined under U.S. Internal Revenue Code rules.

To assist with the preparation of 2005 U.S. tax information Provident’s transfer agent Computershare Trust Company will issue Form 1099 DIVs to all registered U.S. unitholders. Non-registered holders should receive a Form 1099 DIV from their broker or intermediary.

2005 Taxation of the Trust

During 2005 the Trust adopted the accrual method of accounting for payments distributed by the Trust. This complies with the administrative practices of the Canada Revenue Agency (CRA) as well as matching the treatment of other energy trusts. For 2005 only, this results in 13 months being included in the Trust’s taxation year with the December 2005 distribution, declared in December 2005 and paid January 13, 2006, representing the additional month. This has no impact on U.S. unitholders as they are required to report on a cash basis and for Canadian unitholders the amounts will be included in the T3 totals for 2005. In future years the Trust will report 12 months of distributions beginning with the January declaration and ending with the December declaration each year.

Tax Information pertaining to previous years is available on Provident’s website at http://www.providentenergy.com/investors/tax information/index.html

This press release does not constitute and is not intended to be legal or tax advice to any particular holder or potential holder of Provident units. Holders or potential holders of Provident units are urged to consult their own legal and tax advisors as to their particular U.S. federal income tax consequences of holding Provident units.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream services and marketing business. Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada, Southern California and Wyoming. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Provident’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking estimates will transpire or occur, or if any of them do so, what benefits, including the amounts of proceeds that Provident will derive there from.

Investor and Media Contact: Laurie Stretch Senior Manager, Investor Relations and Communications Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 800, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 294-0111 www.providentenergy.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Provident Energy Trust, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provident Energy Trust

Date: February 21, 2006	By:	/s/ Mark N. Walker
Mark N. Walker
Title: Vice President, Finance, Chief Financial Officer and Corporate Secretary